Exhibit k.1b

Second Amendment to the Amended and Restated Stock Transfer Agency Agreement

THIS SECOND AMENDMENT (“Amendment”), effective as of March 20, 2015 (“Effective Date”), is to the Amended and Restated Stock Transfer Agency Agreement (the “Agreement”), made as of June 15, 2007, and amended as of July 1, 2012, between each entity set forth in Schedule II attached to the Agreement (each, a “Customer”) and Computershare Inc., successor-in-interest to The Bank of New York (“Agent”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

WHEREAS, Customer and the Agent are parties to the Agreement;

WHEREAS, Customer and Agent entered into the “First Amendment to Stock Transfer Agency Services” dated as of October 22, 2014, which the parties agree shall be null and void; and

WHEREAS, Customer and the Agent desire to amend the Agreement upon the terms and conditions set forth herein;

NOW THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

1.	Amendment to Agreement.

All references to “Bank” in the Agreement shall now be referred to as “Agent”.

2.	Amendment to Stock Transfer Fee Schedule of the Agreement.

(a)	Delete the “Effective period” section in its entirety and replace it with the following new section:

“Effective period: Fees are effective for an “Initial Term” commencing October 22, 2014 and expiring October 21, 2015. Unless either party gives written notice of termination of this schedule at least 60 days prior to the end of the Initial Term, or any successive one-year term, this schedule shall automatically renew for successive, additional one-year terms.”

(b)	“Issues Covered: Closed End Funds” Section is hereby deleted in its entirety and replaced with the following:

“Issued Covered: Closed End Funds

Calamos Strategic Total Return Fund	Expires 06/30/15
Calamos Global Total Return Fund	Expires 06/30/15
Calamos Global Dynamic Income Fund	Expires 06/30/15
Calamos Convertible & Opportunities Income Fund	Expires 06/30/15
Calamos Convertible & High Income Fund	Expires 06/30/15
Calamos Dynamic Convertible and Income Fund	Expires 06/30/15”

3.	Limited Effect. Except as expressly modified herein, the Agreement shall continue to be and shall remain, in full force and effect and the valid and binding obligation of the parties thereto in accordance with its terms.

4.	Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment executed and/or transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers, hereunto duly agreed and authorized, as of the Effective Date.

Computershare Inc.		Each Customer as set forth in Schedule II as such may be amended from time to time

By: Calamos Advisors LLC as investment manager of each Customer

By:	/s/ Dennis V. Moccia	By:	/s/ Curtis Holloway
Name:	Dennis V Moccia	Name:	Curtis Holloway
Title:	Manager, Contract Administration	Title:	Vice President

Schedule II

Calamos Convertible & High Income Fund
Calamos Convertible Opportunity & Income Fund
Calamos Global Dynamic Income Fund
Calamos Global Total Return Fund
Calamos Strategic Total Return Fund
Calamos Dynamic Convertible and Income Fund

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